February 15, 2007

Mail Stop 4561

Mr. Wilson Kin Cheung
President and Director
Superluck, Inc.
Rm 1901-2, Lucky building
39 Wellington Street, Central
Hong Kong, China

Re: Superluck Inc.
Item 4.02 Form 8-K
Filed February 12, 2007
File No. 0-51817

Dear Mr. Cheung:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please request your independent accountant furnish a letter addressed to the Commission stating whether they agree with the statements made by you. The letter should either state their agreement with your disclosures or identifies those facts with which they disagree. Please file this letter no later than two business days after its receipt as an amendment to your 8-K.

You should file an amendment in response to this comment on or before February 20, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3446.

Sincerely,

James T. Webster
Accountant

cc: Gary S. Joiner, Esq
Fascona, Joiner, Goodman and Greenstein, P.C.